

May 15, 2014

Via E-mail
Mr. Scott V. Schneider
Senior Vice President and Chief Financial Officer
Saul Centers, Inc.
7501 Wisconsin Avenue
Suite 1500
Bethesda, MD 20814-6522

> **Re:** **Saul Centers, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 10, 2014**
> **File No. 1-12254**

Dear Mr. Schneider:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 22

1.   We note your property operating data on pages 25-28. In future Exchange Act periodic reports, please include occupancy data for the past five years, rather than the past two years. Also, please include average effective annual rent per square foot for each of the last five years.

Lease Expirations of Shopping Center Properties, page 22

2.   We note from your disclosure on page 23 and 24 that a significant number of your leases expire by the end of the current fiscal year. In future Exchange Act periodic reports, please discuss the relationship of market rents and expiring rents.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 36</u>

3.   We note that you discuss property revenue and property operating income on a same-store basis. Please revise in future periodic filings to include all disclosures required by Item 10(e) of Regulation S-K for these non-GAAP measures, including a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP measure. Please provide us with your proposed disclosure.

4.   Please confirm to us that you will expand your MD&A in future filings to discuss the drivers of changes in your operating results, to the extent that future variances are material. For example, you disclose that total revenue increased year over year as a result of increases throughout the portfolio. Consider discussing fluctuations in the specific components of revenue and operating expenses, including profit margins. To the extent that same-store property revenue and operating income is quantified, please discuss whether year over year variances were due to fluctuations in occupancy, rental rates, operating expenses, etc.

<u>Portfolio Leasing Status, page 51</u>

5.   We note your disclosure on page 51 of the impact on performance of "improved leasing." In future Exchange Act periodic reports, in discussing period to period changes in same store results, please expand your disclosure to address the relative impact of occupancy and rent rate changes. In addition, please provide disclosure regarding tenant improvement costs and leasing commissions for both new leases and for renewals (either on a per square foot basis, or by showing square footage so this may be calculated).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Angela McHale, Staff Attorney at (202) 551-3402 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant